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FIRST AMENDMENT AND CLARIFICATION TO EMPLOYMENT AGREEMENT

    This First Amendment and Clarification to Employment Agreement (the "Agreement"), dated December 6, 2000, is entered into by and among Musicland Group, Inc., a Delaware corporation (the "Company"), Musicland Stores Corporation, a Delaware corporation (the "Parent"), Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), and Jack W. Eugster (the "Executive").

    WHEREAS, the Company, the Parent and the Executive have entered into an Employment Agreement dated as of July 26, 1999 (the "Employment Agreement") pursuant to which the Executive is eligible to receive certain compensation for his services to the Company and the Parent including compensation payable in the event of a "Change of Control" of the Company or the Parent;

    WHEREAS, Parent and Best Buy anticipate entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Best Buy would acquire Parent in a transaction (the "Merger") which would constitute a "Change of Control" under the Employment Agreement, and the Company, the Parent and the Executive desire to clarify the Employment Agreement and Executive's employment relationship with Parent and Best Buy after consummation of the Merger in the manner provided herein; and

    WHEREAS, the term Change of Control as used herein and other capitalized terms used herein without definition shall have the meaning ascribed to such terms in the Employment Agreement.

    NOW, THEREFORE, for the consideration described herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.  Termination of Employment.  The Executive shall resign as an officer and employee of the Company and the Parent effective as of the Effective Time of the Merger, whereupon Executive shall become a consultant to Best Buy in accordance with a separate Consulting Agreement in the form attached hereto as Exhibit A. The parties hereto agree that such resignation will constitute termination of the Executive's employment with the Company and the Parent for "Good Reason" pursuant to Section 3.1(b) of the Employment Agreement following a Change in Control and that, assuming Executive shall have received the sums to be paid to him under Section 2 below, the Employment Agreement, as amended and clarified by this Agreement, shall be terminated on the Effective Date.

2.  Severance and Change of Control Payments.  In satisfaction of all other severance, payments and benefits the Executive would otherwise be entitled to receive under Section 3.4 of the Employment Agreement or otherwise as a result of the termination of his employment (a) subsequent to a Change of Control caused by the Merger or (b) by the Executive for Good Reason as provided in Section 1 hereof, the Company shall pay, and the Executive shall accept, the following amounts:

Salary Continuation	$2,145,000
Annual Incentive	3,000,672
Long-Term Incentive	1,563,375
Deferred portion of 1998 and 1999
Annual Incentive, including EPS growth amounts attributable to such deferred portions	542,080
Supplemental Retirement Benefit	9,527,586

TOTAL	$16,778,713

The Company shall pay this amount (subject to normal withholding) to the Executive in cash prior to December 30, 2000. The parties hereto acknowledge and agree that all stock options granted to Executive shall vest and become exercisable on the day that Merger Sub accepts for payment and makes payment for shares of Company Common Stock in the Offer.

3.  Confidentiality/Non-Compete/Non-Solicitation Obligations.

    As partial consideration for the payments made pursuant to Section 2 above, in the order presented in Section 2 above, the Executive agrees to be bound from and after the Effective Time by the following covenants in accordance with their terms:

    (a)  Confidentiality and Non-Use.  Except as permitted or directed by Best Buy, during the term of the Consulting Agreement and at all times thereafter, Executive shall hold in confidence and shall not divulge, furnish or make accessible to anyone or use in any way any material confidential or secret knowledge or secret information of Best Buy or any of its affiliated entities (which for all purposes of this Agreement shall be understood to include the Company and the Parent after consummation of the Merger) which Executive has acquired or has become acquainted with at any time during his employment with the Company or the Parent or his affiliation with Best Buy, including but not limited to any trade secrets; confidential or secret designs, processes, technology, methods, formulae, plans, know-how, devices or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of Best Buy or any of its affiliated entities; any customer or supplier lists; any confidential or secret developments, research or future plans of Best Buy or any of its affiliated entities; or any other confidential information or secret aspects of the business of Best Buy or any of its affiliated entities. Executive acknowledges that the above-described knowledge and information constitute unique and valuable assets of Best Buy and its affiliated entities, as applicable, and represent substantial investments of time and expense by Best Buy and its affiliated entities, as applicable, and that any disclosure or other use of any of such knowledge or information other than for the sole benefit of Best Buy and its affiliated entities, as applicable, would be wrongful and would cause irreparable harm thereto. Furthermore, Executive will refrain from any acts or omissions that are intended to reduce the value of such knowledge or information to Best Buy or any of its affiliated entities. This obligation of confidentiality and non-use shall not apply to such information which (i) is in the public domain or is disclosed to Executive by a third party without breach of a confidentiality obligation to Parent, (ii) subsequently comes into the public domain through a source other than Executive or (iii) was known by Executive prior to the date of this Agreement (other than as a consequence of his employment by the Company or the Parent) or is developed by Executive independently and without use of any Intellectual Property (as defined in the Consulting Agreement). In the event that Executive becomes legally required to disclose any confidential information or trade secret, he will provide Best Buy with prompt notice thereof so that Best Buy may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 3(a). In the event that such protective order or other remedy is not obtained, or that Best Buy waives compliance with the provisions of this Section 3(a), Executive will furnish only that portion of the confidential information or trade secret which is legally required. Notwithstanding anything contained herein to the contrary, Executive is fully free to use his general knowledge and expertise and general business acumen in activities not otherwise covered by the confidentiality and non-compete covenants contained herein.

    (b)  Non-Competition; Non-Solicitation.  The Company, Parent, Best Buy and Executive acknowledge and recognize the highly competitive nature of the business of Best Buy and its affiliated entities and that Executive's position with Best Buy and access to and use of confidential records and proprietary information of Best Buy and its affiliated entities renders Executive special and unique. Accordingly, in partial consideration of the payment provided in Section 2 hereof, Executive agrees that for a period of four (4) years from and after the Effective Time of the Merger contemplated by the Merger Agreement (the "Restricted Period") he will not, directly or indirectly, as a principal, officer, director, shareholder, partner, member, employee, agent or executive or in any other capacity whatsoever, without the prior written consent of Best Buy, do any of the following:

    (1) engage in or acquire any ownership of any kind in, or become associated with or provide services to (i) Wal-Mart Stores, Target Corporation, Correfour or Kmart or (ii) any other person, corporation, partnership, limited liability company, business trust, association or other business entity (each an "Entity") engaged in the retail sale of consumer electronics, computers, music, video or appliances (collectively, the "Product Categories") where the revenues from all combined Product Categories during the past fiscal year of such Entity exceeded ten percent (10%) of total revenues with respect to all Product Categories.

    (2) intentionally and knowingly solicit or attempt to solicit or participate in the solicitation of or otherwise advise or encourage any then employee, agent, consultant or representative of, or vendor or supplier to, Best Buy or any of its affiliated entities to terminate his, her or its relationship therewith; or

    (3) solicit or attempt to solicit or encourage any person who is then, or was within the then most recent 12-month period to the knowledge of Executive, an employee, agent, consultant or representative of Best Buy or any of its affiliated entities to become an employee, agent, representative or consultant of or to Executive or any other individual or entity.

Nothing in this Section 3(b) shall prevent Executive from making or holding an investment in securities traded on any national securities exchange or traded in the over-the-counter market, provided said investments do not exceed one percent (1%) of the issued and outstanding securities of any one such issuer or, if the total investment in the issuer is $500,000 or less, up to five percent (5%) of such issued and outstanding securities.

4.  Potential Excise Taxes.  Section 5.7 of the Employment Agreement is hereby deleted in its entirety as of the Effective Time of the Merger contemplated by the Merger Agreement. Payment of potential excise taxes is governed by this Section 4 as follows:

    (a)  Gross-Up Payments.  In the event it shall be determined that any payment, distribution or benefit made or provided by or on behalf of the Company or Parent to or for the benefit of the Executive (whether pursuant to this Agreement or otherwise) (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, being, collectively referred to as the "Excise Tax"), then the Company or Best Buy shall pay the Executive in cash an additional amount (the "Gross-Up Payment") such that, after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including but not limited to income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed on the Payments. Notwithstanding the foregoing, no amount shall be paid under this Section 4, and the amounts payable to Executive under this Agreement shall be reduced to the amount at which no such Excise Tax is payable, if the result of such reduction is to place Executive in the same or a better after-tax position than would result from making the additional payments provided under this Section.

    (b)  Determination of Gross-Up Payment.  Subject to sub-paragraph (c) below, all determinations required to be made under this Section 4, including whether a Gross-Up Payment is required and the amount of the Gross-Up Payment, shall be made by Arthur Andersen LLP (the "Accounting Firm") which shall provide detailed supporting calculations to the Company and the Executive within 30 days after the date of the Executive's termination of employment. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group affecting the Change of Control, the Executive may appoint another nationally recognized accounting firm to make the determinations required under this Section 4 (which accounting firm shall then be referred to as the "Accounting Firm"). All fees and expenses of the Accounting Firm in connection with the work it performs pursuant to this Section 4 shall be promptly paid by the Company or Best Buy. Any Gross-Up Payment shall be paid by the Company or Best Buy to the Executive within 5 days of the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion that failure to report the Excise Tax on the Executive's applicable federal income tax return would not result in the imposition of a penalty. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm, it is possible that Gross-Up Payments which will not have been made by the Company or Best Buy should have been made ("Underpayment"). In the event that the Company or Best Buy exhausts its remedies pursuant to sub-paragraph (c) below, and the Executive is thereafter required to make a payment of Excise Tax, the Accounting Firm shall promptly determine the amount of the Underpayment that has occurred and any such Underpayment shall be paid by the Company or Best Buy to the Executive within 5 days after such determination.

    (c)  Contest.  The Executive shall notify the Company and Best Buy in writing of any claim made by the Internal Revenue Service that if successful, would require the Company or Best Buy to pay a Gross-Up Payment. Such notification shall be given as soon as practicable but in no event later than ten (10) business days in the case of an assessment and twenty (20) business days in all other cases after the Executive knows of such claim and shall apprise the Company and Best Buy of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company and Best Buy (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company or Best Buy notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Employee shall:

    (1) give the Company and Best Buy any information reasonably requested by the Company relating to such claim;

    (2) take such action in connection with contesting such claim as the Company or Best Buy shall reasonably request in writing from time to time, without limitation, accepting legal representation with respect to such claim by an attorney elected by the Company or Best Buy and reasonably acceptable to the Executive;

    (3) cooperate with the Company and Best Buy in good faith in order to effectively contest such claim; and

    (4) permit the Company or Best Buy to participate in any proceedings relating to such claim, provided that the Company or Best Buy shall bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest including, upon request, advancing Executives' legal and administrative costs associated with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses.

    Without limitation on the foregoing provisions of this subparagraph (c), the Company or Best Buy shall control all proceedings taken in connection with such contest. At its sole option, the Company or Best Buy may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner. The Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company or Best Buy shall determine, provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. The Company's or Best Buy's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority. Furthermore, the Company and Best Buy agree to hold in confidence and not to disclose, without the Executive's prior written consent, any information with regard to Executive's tax position which the Company or Best Buy obtains pursuant to this Section 4.

    (d)  Suit for Refund.  If the Company or Best Buy directs the Executive to pay any claim and sue for a refund, the Company or Best Buy shall advance the amount of such payment to the Executive, on an interest-free basis. If the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall promptly pay to the Company or Best Buy the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company or Best Buy does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

    (e)  Joint and Several Obligations.  The obligations of Best Buy and the Company under this Section 4 shall be joint and several liabilities of such parties.

5.  Exclusivity of Payments.  Other than set forth in this Agreement, the Company and Best Buy shall not be obligated to pay any other amounts, payments, liquidated damages, severance or benefits (whether medical, retirement or otherwise) pursuant to the Employment Agreement as a result of the Change of Control caused by the Merger contemplated by the Merger Agreement or as a result of the termination of the Executive's employment pursuant to Section 1 of this Agreement. This Agreement is intended to constitute full satisfaction of any claim the Executive may now or hereafter have for any monies or benefits from the Company, Parent or Best Buy as a result of such Change of Control and the termination of his employment pursuant to Section 1 hereof, other than payments due under the Company's Capital Accumulation Plan, Employees' Retirement Plan or any other Company qualified or nonqualified retirement or pension plan, including the Split Dollar Life Insurance arrangement, other than the Supplemental Executive Retirement Plan. Until the termination of his employment, the Executive shall be entitled to receive his salary and accrued bonuses and benefits which are not triggered by or dependent on a Change of Control or termination of his employment. In 2001, the Executive shall be reimbursed for normal business expenses, medical costs and accrued automobile allowances incurred in the ordinary course of business and shall also be entitled to receive the accrued and theretofore unpaid bonus under the Company's Alternative Incentive Plan (with calculations determined by the MIP and LTIP) at such time as such bonuses are ordinarily paid by the Company, provided, however, that no part of such payment shall be deferred, and shall be reimbursed for normal business expenses, medical costs and accrued automobile allowances incurred in the ordinary course of business.

6.  Repayment Obligation.  If the Merger Agreement is terminated prior to consummation of the Merger, the Executive shall refund to the Company all amounts paid to the Executive under Section 2 hereunder as soon as reasonably practicable under the circumstances in a manner that does not cause Executive to suffer economic loss, adverse tax consequences or advance personal funds, taking into consideration the time value of money, cash flow, lost payments, any adverse economic consequences relating to the tender of restricted shares and administrative and legal costs and Best Buy shall be relieved of any liability or obligations of any nature hereunder (including, but not limited to, those set forth in Section 4 hereof).

7.  Attorneys' Fees.  In the event of any litigation, arbitration, or other proceeding between the Company or Best Buy on the one hand and Executive on the other hand with respect to this Agreement or the enforcement of Executive's rights hereunder, if the Executive prevails on any issue which is a material part of such litigation, arbitration or other proceeding, the Company or Best Buy shall periodically reimburse Executive for all the reasonable costs and expenses relating to such litigation, arbitration or proceeding (including, without limitation, reasonable attorneys' fees). In no event shall Executive be required to reimburse the Company, the Parent or Best Buy for any of the costs or expenses relating to such litigation, arbitration, or proceeding.

8.  Amendment.  This Agreement may be amended only in a writing that is signed by all parties hereto.

9.  Entire Agreement.  This Agreement, the Employment Agreement and the Consulting Agreement together contain the entire understanding of the parties with regard to the employment of the Executive by the Company, the Parent and Best Buy. There are no other agreements, conditions, or representations, oral or written, expressed or implied, with regard thereto. If there is a conflict between the terms of the Employment Agreement, the Consulting Agreement and this Agreement, the provisions of this Agreement shall control.

10.  Assignment.  The Company may in its sole discretion assign this Agreement to any entity which succeeds to some or all of the business of the Company through merger, consolidation, a sale of some or all of the assets of the Company, or any similar transaction. Executive acknowledges that the services to be rendered by him are unique and personal and Best Buy acknowledges the special nature of its obligations. Accordingly, Executive and Best Buy may not assign any of their rights or obligations under this Agreement without the prior written consent of the other.

11.  Successors; Third-Party Beneficiaries; Enforcement.  Subject to Section 10, the provisions of this Agreement shall be binding upon the parties hereto, upon any successor to or assign of the Company, the Parent and Best Buy, and upon Executive's heirs and the personal representative of Executive or Executive's estate. Executive agrees that, given the difficulty of compensating Parent, the Company or Best Buy fully for damages for any violation of Section 3, Parent, the Company and Best Buy shall each be entitled to injunctive relief to enforce the provisions of Section 3, in addition to any available remedies at law.

12.  Indemnification.  The Company will indemnify Executive (and his legal representatives or other successors) to the fullest extent permitted (including payment of expenses in advance of final disposition of a proceeding) by the laws of the State of Delaware, as in effect at the time of the subject act or omission, or by the Restated Certificate of Incorporation and By-Laws of the Company, as in effect at such time or on the effective date of this Agreement, or by the terms of any indemnification agreement between the Company and Executive, whichever affords or afforded greater protection to Executive, and the Executive shall be entitled to the protection of any insurance policies the Company may elect to maintain generally for the benefit of its directors and officers (and to the extent the Company maintains such an insurance policy or policies, Executive shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage affordable for any Company officers or director), against all costs, charges and expenses whatsoever incurred or sustained by him or his legal representatives at the time such costs, charges and expenses are incurred or sustained, in connection with any actions, suit or proceeding to which he (or his legal representatives or their successors) may be made a party by reason of his being or having been a director, officer or employee of the Company, the Parent or any subsidiary of either of them, or his serving or having served any other enterprise as a director, officer or employee at the request of the Company.

13.  Waiver of Breach.  Any waiver by either party of compliance with any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other provision of this Agreement or of any subsequent breach by such party of a provision of this Agreement.

14.  Severability.  If any one or more of the provisions (or portions thereof) of this Agreement shall for any reason be held by a final determination of a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions (or portions of the provisions) of this Agreement, and the invalid, illegal, or unenforceable provision shall be deemed replaced by a provision that is valid, legal, and enforceable and that comes closest to expressing the intention of the parties.

15.  Governing Law.  This Agreement shall be interpreted and enforced in accordance with the laws of the State of Minnesota, without giving effect to conflict of law principles.

16.  Headings.  The headings of sections herein are included solely for convenience and reference and shall not control the meaning of interpretation of any of the provisions of this Agreement.

17.  Counterparts.  This Agreement may be executed by any of the parties in counterparts, each of which, when executed and delivered, shall be deemed to be an original, but all such counterparts shall constitute a single instrument.

18.  Survival.  This Agreement shall survive the termination of the Employment Agreement, as amended by this Agreement, whether such termination occurs as a result of the Executive's resignation as required under Section 1 of this Agreement, by mutual agreement of the parties or for any other reason.

    IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date set forth above.

MUSICLAND STORES CORPORATION		BEST BUY CO., INC.
By	/s/ KEITH A. BENSON Keith A. Benson Vice Chairman and Chief Financial Officer	By	/s/ RICHARD M. SCHULZE Richard M. Schulze Chairman and Chief Executive Officer
MUSICLAND GROUP, INC.
By	/s/ KEITH A. BENSON Keith A. Benson Vice Chairman and Chief Financial Officer		/s/ JACK W. EUGSTER Jack W. Eugster, Individually

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FIRST AMENDMENT AND CLARIFICATION TO EMPLOYMENT AGREEMENT